UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BENEFICIENT

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

08178Q101

(CUSIP Number)

Thomas O. Hicks

325 N. Saint Paul Street, Suite 4850

Dallas, Texas 75201

with a copy to:

Matthew L. Fry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08178Q101

1.	Names of Reporting Person Thomas O. Hicks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,170
	8.	Shared Voting Power 1,322,208* (See Item 4)
	9.	Sole Dispositive Power 27,170
	10.	Shared Dispositive Power 1,322,208* (See Item 4)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 1,349,378 (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%**
14.	Type of Reporting Person (See Instructions) IN

*

Represents shares of Class B common stock, $0.001 par value per share (“Class B Shares”), of Beneficient, a Nevada corporation (the “Issuer”), that are convertible into Class A Shares of the Issuer, on a one-for-one basis (i) at any time at the option of the holder, or (ii) upon any transfer, except for certain transfers described in the Issuer’s articles of incorporation. The Class B Shares of the Issuer are held directly by Hicks Holdings Operating, LLC. See Item 2 for more information.

**

This calculation is based on (i) 188,674,282 Class A Shares of the Issuer outstanding as of June 8, 2023, as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2023, and (ii) an aggregate of 1,322,208 Class A Shares of the Issuer upon the conversion of 1,322,208 Class B Shares of the Issuer, which are convertible into Class A Shares of the Issuer within sixty days of this Schedule 13D.

CUSIP No. 08178Q101

1.	Names of Reporting Person Hicks Holdings Operating, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,322,208* (See Item 4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,322,208* (See Item 4)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 1,322,208 (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%**
14.	Type of Reporting Person (See Instructions) OO

*

Represents Class B Shares of the Issuer that are convertible into Class A Shares of the Issuer on a one-for-one basis (i) at any time at the option of the holder or (ii) upon any transfer, except for certain transfers described in the Issuer’s articles of incorporation. The Class B Shares of the Issuer are held directly by Hicks Holdings Operating, LLC. See Item 2 for more information.

**

This calculation is based on (i) 188,674,282 Class A Shares of the Issuer outstanding as of June 8, 2023, as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on June 8, 2023 and (ii) an aggregate of 1,322,208 Class A Shares of the Issuer upon the conversion of 1,322,208 shares of Class B Shares of the Issuer, which are convertible into Class A Shares of the Issuer within sixty days of this Schedule 13D.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Class A common stock, par value $0.001 per share (“Class A Shares”), of Beneficient, a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 325 N. Saint Paul Street, Suite 4850, Dallas, Texas 75201.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by and on behalf of Thomas O. Hicks and Hicks Holdings Operating, LLC, a Delaware limited liability company (“Hicks Holdings”, and together with Mr. Hicks, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”). Mr. Hicks serves on the board of directors of the Issuer. Hicks Holdings directly holds the shares of Class B common stock, $0.001 par value per share (“Class B Shares”), reported in this Schedule 13D. The Class B Shares of the Issuer are convertible into Class A Shares of the Issuer on a one-for-one basis (i) at any time at the option of the holder or (ii) upon any transfer, except for certain transfers described in the Issuer’s articles of incorporation. Mr. Hicks is the sole member of Hicks Holdings and, in such capacity, may be deemed to have the power to vote and direct the disposition of any securities held by Hicks Holdings. Each Reporting Person disclaims beneficial ownership of any securities held by the other Reporting Person.

(b)	The address of the principal business office of each of the Reporting Persons is 2200 Ross Avenue, Suite 4600 W, Dallas, Texas 75201.

(c)	The present principal occupation of Mr. Hicks is acting as the sole member of Hicks Holdings, whose principal business is acquiring, holding and selling securities for investment purposes.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hicks is a citizen of the United States. Hicks Holdings is a Delaware limited liability company.

Item 3. Source and Amount of Funds or other Consideration

Item 4 below, which is incorporated herein by reference, summarizes certain agreements that pertain to the securities of the Issuer that are held by the Reporting Persons.

As further discussed in Item 4 below, pursuant to The Beneficient Company Group, L.P. 2018 Equity Incentive Plan (as amended, the “Plan”) and the Restricted Stock Equity Award Agreement between the Issuer and Mr. Hicks (the “REU Agreement”), Mr. Hicks elected to settle 25,000 restricted equity units, 3,264 of which were withheld to satisfy income tax reporting obligations, which settled into 27,170 Class A Shares of the Issuer.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference to this Item 4.

REU Agreement

Pursuant to the Plan and the REU Agreement, Mr. Hicks received an award of 100,000 restricted equity units, of which 25,000 have previously settled (representing 27,170 Class A Shares) and are reported on rows 7 and 9 of Mr. Hicks’ cover page hereto, representing 93,750 Class A Shares of the Issuer, all of which fully vested on the date of grant, April 25, 2019.

Additionally, Mr. Hicks received an award of 12,000 restricted equity units representing 15,000 Class A Shares of the Issuer, 40% of which vested on June 8, 2023, and the remaining 60% in three equal annual installments on April 1st of each subsequent calendar year.

The foregoing description of the restricted equity unit awards do not purport to be complete and are qualified in its entirety by reference to the Plan, the First Amendment to the Plan, and a form of the REU Agreement, which are incorporated herein by reference to Exhibits 99.2, 99.3, and 99.4, respectively, of this Schedule 13D.

Business Combination

On June 7, 2023, the Issuer, completed its previously announced business combination (the “Business Combination”) with Avalon Acquisition, Inc., a Delaware corporation (“Avalon”), pursuant to that certain Business Combination Agreement, dated September 21, 2022, by and among Avalon, The Beneficient Company Group, L.P., a Delaware limited partnership (“BCG”), Beneficient Merger Sub I, Inc., a Delaware corporation and direct, wholly-owned subsidiary of BCG (“Merger Sub I”), and Beneficient Merger Sub II, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of BCG (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”) (the “Business Combination Agreement” and such transactions described therein, the “Transactions”).

Pursuant to the terms of the Business Combination Agreement, on June 6, 2023, following a series of recapitalization transactions as further described below, BCG converted from a Delaware limited partnership to a Nevada corporation (the “Conversion”) and changed its name to “Beneficient”. On June 7, 2023, Merger Sub I merged with and into Avalon (the “Avalon Merger”), with Avalon surviving the Avalon Merger (the “Avalon Merger Surviving Company”) as a wholly-owned subsidiary of the Issuer. Within two weeks following confirmation of the Avalon Merger, the Avalon Merger Surviving Company will merge with and into Merger Sub II (the “LLC Merger”, and together with the Avalon Merger, the “Mergers”) with Merger Sub II surviving the LLC Merger as a wholly-owned subsidiary of the Issuer. At the effective time of the Avalon Merger (the “Avalon Merger Effective Time”), each share of Avalon Class A common stock and Avalon Class B common stock issued and outstanding immediately prior to the Avalon Merger Effective Time automatically converted into one Class A Share of the Issuer.

The foregoing description of the Transactions does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, which is incorporated herein by reference to Exhibit 99.6 of this Schedule 13D.

Conversion and Exchange Agreement

On June 6, 2023, immediately prior to the Conversion, BCG was recapitalized (the “BCG Recapitalization”) as follows: (i) the limited partnership agreement of BCG was amended to create one new subclass of BCG common units, the Class B Common Units (the “BCG Class B Common Units”), and the existing common units were renamed the Class A Common Units (the “BCG Class A Common Units”); and (ii) certain holders of the Preferred Series A Subclass 1 Unit Accounts of BCH (the “BCH Preferred A-1 Unit Accounts”) entered into conversion and exchange agreements (the “BCG Conversion and Exchange Agreements”) with BCG and BCH, pursuant to which they converted certain BCH Preferred A-1 Unit Accounts into Class S Ordinary Units of BCH (the “BCH Class S Ordinary Units”), which BCH Class S Ordinary Units were contributed to BCG in exchange for BCG Class A Common Units, which converted into 1.25 Class A Shares of the Issuer, pursuant to the Conversion and/or BCG Class B Common Units which converted into 1.25 Class B Shares of the Issuer. Class B Shares of the Issuer are convertible into Class A Shares of the Issuer on a one-for-one basis at the election of the holder thereof and are entitled to ten votes Class B Share of the Issuer in all matters on which stockholders of the Issuer generally are entitled to vote.

In connection with the foregoing, Hicks Holdings acquired 1,322,208 Class B Shares of the Issuer.

The foregoing description of the BCG Recapitalization does not purport to be complete and is qualified in its entirety by reference to the Conversion and Exchange Agreement, which is incorporated herein by reference to Exhibit 99.7 of this Schedule 13D.

Stockholders Agreement

In connection with the consummation of the Transactions and the BCG Recapitalization, Hicks Holdings and all other persons who became holders of Class B Shares of the Issuer entered into a Stockholders Agreement (the “Stockholders Agreement”), which became effective at the Avalon Merger Effective Time.

Pursuant to the Stockholders Agreement, the holders of Class B Shares (the “Class B Holders”) have the right to elect at least five directors to the Issuer’s board of directors (the “Board” and the directors elected by the Class B Holders, the “Class B Directors”). The initial Class B Directors will be Mr. Hicks, Brad K. Heppner, Bruce W. Schnitzer, James G. Silk, and Derek L. Fletcher. The Board will be required to establish and maintain (i) a compensation committee, (ii) a nominating committee, (iii) an executive committee and (iv) a community reinvestment committee (collectively, the “Board Committees”). In addition to the Board Committees, the Board established the following additional committees: (i) audit committee, (ii) enterprise risk committee and (iii) credit committee. The Stockholders Agreement also provides that each of the Board Committees will be comprised of no more of four members, and at least two (2) members shall be Class B Directors designated by the majority of the Class B Directors and the remaining members shall be designated by the directors elected by holders of Class A Shares and Class B Shares, voting together as a single class. The majority of the Class B Directors also have the right to designate the chair of each of the Board Committees.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is incorporated herein by reference to Exhibit 99.5 of this Schedule 13D.

Lock-Up Agreement

Mr. Hicks and certain other directors and officers of the Issuer entered into a lock-up agreement (“Lock-Up Agreement”), dated June 7, 2023, pursuant to which each such director or officer agreed not to transfer Class A Shares of the Issuer or securities convertible into Class A Shares of the Issuer held or subsequently acquired by such director or officer for the applicable lock-up period. For the Reporting Persons and other directors and officers, the applicable lock-up period began as of the closing of the Business Combination on June 7, 2023 (the “Closing”) and ends on earlier of (i) the date that is six months following the Closing, (ii) the date after the 150th day following the Closing on which the closing price of the Class A Shares of the Issuer first equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period commencing at least 150 days after the Closing, or (iii) the date after the Closing on which the Issuer consummates a liquidation, merger, share exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of the Issuer’s shareholders having the right to exchange their equity holdings in the Issuer for cash, securities or other property; provided that, 250 Class A Shares of the Issuer shall be free from lock-up for each director or officer.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is incorporated herein by reference to Exhibit 99.9 of this Schedule 13D.

Limited Partnership Agreement of BCH

On June 7, 2023, the Eighth Amended and Restated Limited Partnership Agreement of Beneficient Company Holdings, L.P. (as amended, the “BCH LPA”) was adopted and became effective upon the consummation of the Business Combination. The BCH LPA amended the existing Beneficient Company Holdings, L.P. (“BCH”) limited partnership agreement, to, among other things, make certain revisions facilitating the Business Combination and the related Transactions, including replacing BCG as the general partner of BCH with Beneficient Company Group, L.L.C., a Delaware limited liability company (“Ben LLC”), following the Conversion and the Issuer’s contribution to Ben LLC of all of the BCH limited partnership interests and general partnership interests held by the Issuer. Following the effectiveness of the BCH LPA, the units of BCH consist of five classes: (i) the BCH Class A Units, (ii) the BCH Class S Ordinary Units, (iii) the BCH Class S Preferred Units, (iv) the BCH FLP Unit Accounts, and (v) the BCH Preferred Series Unit Accounts (each as defined in the BCH LPA).

The BCH Preferred Series Unit Accounts were further subdivided into Preferred Series A Subclass 0 Unit Accounts (“BCH Preferred A-0 Unit Accounts”), BCH Preferred A-1 Unit Accounts, and Preferred Series C Subclass 1 Unit Accounts (“BCH Preferred C-1 Unit Accounts”), in each case, with such rights as expressly provided in the BCH LPA. In addition, certain additional amendments were made to the BCH LPA which (i) reduced and delayed the preferred returns on certain preferred units of BCH, (ii) delayed the date upon which the BCH Preferred A-1 Unit Accounts could be converted until January 1, 2025, subject to certain exceptions, and (iii) amended the conversion prices applicable to the BCH Preferred A-0 Unit Accounts and BCH Preferred A-1 Unit Accounts.

The foregoing description of the BCH LPA does not purport to be complete and is qualified in its entirety by reference to the BCH LPA, which is incorporated herein by reference to Exhibit 99.10 to this Schedule 13D.

Exchange Agreement

Pursuant to the terms of the BCH LPA, certain units of BCH may be exchanged from time to time and subject to certain terms and conditions for Class A Shares of the Issuer following the Conversion. To facilitate the exchange of such BCH units and to set forth certain terms and conditions for such exchange, the Issuer entered into the Exchange Agreement (the “Exchange Agreement”), dated June 7, 2023, by and among the Issuer, Ben LLC and BCH.

The number of Class A Shares of the Issuer issuable upon any such exchange governed by the Exchange Agreement will be determined pursuant to the BCH LPA and related agreements. The Issuer may delay the issuance of any Class A Shares of the Issuer following the Conversion, unless (i) the issuance of such securities is registered under the Securities Act of 1933, as amended, and applicable state securities laws or (ii) the Issuer has determined that the issuance of such securities would be exempt from registration under any and all applicable securities laws.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, which is incorporated herein by reference to Exhibit 99.11 to this Schedule 13D.

Hicks Holdings holds BCH Class S Ordinary Units, which pursuant to the terms of the BCH LPA and the Exchange Agreement, may be exchanged, on a one-for-one basis, for Class A Shares of the Issuer upon the election of the Hicks Holdings. Hicks Holdings must provide not less than sixty-one days prior notice (“Notice”) of the exchange to both the Issuer and Ben LLC, which shall occur on the later of (i) the expiration of such sixty-one day Notice period, unless waived, (ii) the third business day after the date of the earnings release by the Issuer covering the fiscal quarter in which the Notice is provided, or (iii) the first day following the earnings release by the Issuer covering the fiscal quarter in which the Notice is provided that directors and executive officers of the Issuer are permitted to trade under the applicable policies of Issuer relating to trading by directors and executive officers.

Hicks Holdings also hold BCH Class S Preferred Units, which may be converted on a quarterly basis into BCH Class S Ordinary Units at a rate of 1 BCH Class S Ordinary Unit per 1.2 BCH Class S Preferred Unit converted.

Additionally, Hicks Holdings and Altiverse Capital Markets, L.L.C., a Delaware limited liability company of which Hicks Holdings is the sole manager and, in such capacity, may be deemed to have beneficial ownership of any securities directly held by such entity (“Altiverse”), also hold BCH Preferred A-0 Units Accounts. Hicks Holdings disclaims beneficial ownership of any securities held by the Altiverse. In accordance with the terms of the BCH LPA, the capital account balance of the BCH Preferred A-0 Unit Accounts held by Hicks Holdings and Altiverse may be freely converted into BCH Class S Ordinary Units. Upon conversion, the number of BCH Class S Ordinary Units issued will equal to the capital account balance associated with the BCH Preferred A-0 Unit Accounts being converted divided by a price equal to, the average of (i) $10.50, and (ii) the volume-weighted average closing price of Class A Shares of the Issuer for the twenty days preceding the applicable exchange date; provided that, through December 31, 2027, such conversion price shall not be less than $10.50.

The Hicks Holdings and Altiverse also hold BCH Preferred A-1 Unit Accounts. Hicks Holdings disclaims beneficial ownership of any securities held by the Altiverse. In accordance with the BCH LPA, at any time on or after January 1, 2025, the capital account balance of BCH Preferred A-1 Unit Accounts held by Hicks Holdings and

Altiverse may be freely converted, any time after January 1, 2025, into BCH Class S Ordinary Units, subject to a 20% annual conversion limit until December 31, 2029, unless the conversion price for the BCH Preferred A-1 Unit Accounts equals or exceeds $18.00 after January 1, 2025. Upon conversion, the number of BCH Class S Ordinary Units issued will equal to the capital account balance associated with the BCH Preferred A-1 Unit Accounts being converted divided by a price equal to the average closing price of Class A Shares of the Issuer for the thirty days preceding the applicable exchange date; provided that, through December 31, 2027, such conversion price shall not be less than $10.50.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the transactions and agreements as discussed above the Reporting Persons intend to review their investments in the Issuer on a continuing basis. Subject to the Lock-Up Agreement and the Issuer’s insider trading policy, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Lock-Up Agreement and the Issuer’s insider trading policy, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Shares of the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Class A Shares of the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.

Subject to the Lock-Up Agreement and the Issuer’s insider trading policy, any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Class A Shares of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 4 of this Schedule 13D is incorporated by reference its entirety to this Item 5.

(a)-(b)

By virtue of the Stockholders’ Agreement described in Item 4 of this Schedule 13D and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Class B Holders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”). Based in part on information provided by or on behalf of the Class B Holders, as of June 7, 2023, such a “group” would be deemed to beneficially own each of the 19,140,451 outstanding Class B Shares of the Issuer, or 9.2% of the total number of shares outstanding of the Issuer, based on 188,674,282 Class A Shares of the Issuer outstanding and an aggregate of 19,140,451 Class A Shares of the Issuer upon the conversion of 19,140,451 Class B Shares of the Issuer. Class B Holders are entitled to ten votes per Class B Share of the Issuer, compared to one (1) vote per Class A Share of the Issuer, with respect to all matters on which common stockholders of the Issuer generally are entitled to vote. The Reporting Persons expressly disclaim beneficial ownership over any Class B Shares of the Issuer that they may be deemed to beneficially own solely by reason of the Stockholders’ Agreement.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement that are held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(c)	Except as set forth in Items 3 and 4 above, during the past sixty days, none of the Reporting Persons has effected any transactions in the Class A Shares of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated herein by reference to this Item 6.

Except as described in this Item 6 and otherwise described in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to the Class A Shares of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

99.1	Joint Filing Agreement (filed herewith).

99.2

The Beneficient Company Group, L.P. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.11.1 to The Beneficient Company Group, L.P.’s Registration Statement on Form S-4 (File No. 333-268741) filed with the Securities and Exchange Commission on December 9, 2022).

99.3

First Amendment to The Beneficient Company Group, L.P. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.11.2 to The Beneficient Company Group, L.P.’s Registration Statement on Form S-4 (File No. 333-268741) filed with the Securities and Exchange Commission on December 9, 2022).

99.4

Form of Restricted Equity Unit under The Beneficient Company Group, L.P. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.11.3 to The Beneficient Company Group, L.P.’s Registration Statement on Form S-4 (File No. 333-268741) filed with the Securities and Exchange Commission on December 9, 2022).

99.5

Stockholders Agreement dated June 6, 2023, by and among Beneficient, Hicks Holdings Operating, LLC, Hicks Holdings Operating, LLC and Bruce W. Schnitzer (incorporated by reference to Exhibit 4.4 to Beneficient’s Current Report on Form 8-K (File No. 333-268741) filed with the Securities and Exchange Commission on June 8, 2023).

99.6

Business Combination Agreement, dated as of September 21, 2022, by and among Avalon Acquisition, Inc., The Beneficient Company Group, L.P., Beneficient Merger Sub I, Inc., and Beneficient Merger Sub II, LLC (incorporated by reference to Exhibit 2.1 to The Beneficient Company Group, L.P.’s Registration Statement on Form S-4 (File No. 333-268741) filed with the Securities and Exchange Commission on December 9, 2022).

99.7

Conversion and Exchange Agreement, dated June 6, 2023, by and between Hicks Holdings Operating, LLC, Beneficient Company Holding, L.P., and The Beneficient Company Group, L.P. (incorporated by reference to Exhibit 10.6 to Beneficient’s Current Report on Form 8-K (File No. 333-268741) filed with the Securities and Exchange Commission on June 8, 2023).

99.8

Amendment No. 1 to Business Combination Agreement, dated as of April 18, 2023, by and among Avalon Acquisition, Inc., The Beneficient Company Group, L.P., Beneficient Merger Sub I, Inc., and Beneficient Merger Sub II, LLC (incorporated by reference to Exhibit 2.2 to The Beneficient Company Group, L.P.’s Registration Statement on Form S-4/A (File No. 333-268741) filed with the Securities and Exchange Commission on April 19, 2023).

99.9

Form of Beneficient Legacy Holder Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to The Beneficient Company Group, L.P.’s Registration Statement on Form S-4 (File No. 333-268741) filed with the Securities and Exchange Commission on December 9, 2022).

99.10

Eighth Amended and Restated Limited Partnership Agreement of Beneficient Company Holdings, L.P., dated June 7, 2023 (incorporated by reference to Exhibit 4.8 to Beneficient’s Current Report on Form 8-K (File No. 333-268741) filed with the Securities and Exchange Commission on June 8, 2023).

99.11

Exchange Agreement, dated June 7, 2023, by and among Beneficient, Beneficient Company Group, L.L.C. and Beneficient Company Holdings, L.P. (incorporated by reference to Exhibit 4.4 to Beneficient’s Current Report on Form 8-K (File No. 333-268741) filed with the Securities and Exchange Commission on June 8, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2023

/s/ Thomas O. Hicks
THOMAS O. HICKS

HICKS HOLDINGS OPERATING, LLC

By:	/s/ Thomas O. Hicks
Name:	Thomas O. Hicks
Title:	Sole Member